Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
[illegible]kets 8232 8569 Facsimile 8232 8341


06012421


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2006
WASH, D.C.
209
SECTION


MACQUARIE
BANK

5 April 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

PROCESSED
APR 1 1 2006
THOMSON
FINANCIAL

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740


Macquarie Bank Limited

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).

Unless otherwise specified all information is for the six months ended 30 September 2005 and increases are on the prior corresponding half year.

2


Growth in profit since listing
$Am
900
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005^
2006**
Profit on formation of Macquarie Goodman Group
3


The broad strategy
Other international markets
Focused
Asia-Pacific
Broad investment banking
Australia
Full-service
4


Diversified businesses
Investment banking 35%
Asset & wealth management 31%
Mergers and acquisitions, advisory and underwriting
Infrastructure, property and other specialist funds
Institutional stockbroking
Retail and wholesale funds management and private client broking
Financial products
Commodities
Banking and securitised lending
FX, futures, treasury and debt markets
Equipment and other leasing
Equity derivatives
Property lending
Other lending
Lending 12%
Financial markets 22%
Contribution to income for the period ended 30 September 2005
5

Update since interim result

- All businesses are performing well
- Broking businesses continue to experience good domestic and international equity market conditions
- Many major transactions, solid IPO and new issuance market
- Australian property market
  - Residential - starting to stabilise after 2 yr downturn; Retail - moderating from exceptionally high levels; Office - upswing phase
- However, for equity derivatives, exceptional trading conditions seen in key EMG markets in 1H06 have not been repeated in 2H06
  - Domestic volumes have remained flat, while volumes in Hong Kong have declined from highs of Sep 05
- As expected, no significant performance fees from listed specialist funds
- No large oil and gas realisations

6

Some events since the interim result
(November 15, 2005)

The Americas

- **Aquarion** - $US860m New England water utility acquired by Macquarie-led consortium
- **Icon Parking** – $US634m Manhattan car park company
- **Canadian healthcare** – acquired 81% interest in 2 healthcare projects in British Columbia
- **Macquarie Countrywide** – increases exposure to US property
- **Macquarie Office** – settlement on $A1.6b JV with Maguire Properties
- **Smarte Carte** – acquired $US270m baggage cart, locker and stroller business
- **Indiana Toll Road** – MIG-Cintra Consortium $US3.85b US highway
- **Cook Inlet** – physical gas trading business in California
- **Acquisition of specialist maritime port team**

Asia

- **MKIF** – Approx KRW940b IPO, dual listing on KRX and LSE
- **MKOF** – Approx KRW340b unlisted Korean private equity fund. Seed asset SK E&S
- **MIREF** – IPO postponed due to softening of Singapore's REIT market and recent significant capital raisings
- **Taiwan Broadband Communications** – $A1.2b Taiwanese cable television network provider acquired by MMG (60%) and MBL (40%)

Some events since the interim result
(November 15, 2005)

Europe and the Middle East

- **London Stock Exchange** – offer lapsed
- Successful **MAP recommended tender offer for Copenhagen Airports** – became majority shareholder with more than 53% of the shares, Danish State retained its 39.2% interest
- **Autoroutes Paris-Rhin-Rhône motor network** – Eiffage-MIG-MEIF consortium approved bidder for €12.1b French toll road business

Australia/New Zealand

- **MIG – divestment** of 3 mature Australian assets and **review of portfolio structure and capital management strategy**
- **Macquarie Wrap Solutions** – FuA $A17.7b at 31 December 2005
- **RVNZ, a Macquarie/FKP Property JV** acquired through a public takeover 82% of Metlifecare, and separately **100% of Private Lifecare**
- **Macquarie Media Group** – $A550m ASX listing, seed asset Macquarie Regional Radioworks
- **Westlink M7** – MIG-Transurban consortium opened the $A2.2 billion *western Sydney motorway 8 months ahead of schedule*

All businesses have been operating well

- **Investment Banking**
  - underlying business performing strongly - growth in staff numbers, offices, equity under management
- **Treasury and Commodities**
  - strong results across all divisions
  - growing US business: energy, commodities
- **Banking and Property**
  - all major businesses performing well
  - Mortgages Australia very strong market share growth
  - substantial growth in property funds under management
  - substantial investments in new business limiting current year profit growth

All businesses have been operating well

- **Equity Markets**
  - poor market conditions in Hong Kong in 2H06
- **Financial Services**
  - strong underlying growth in Australia
- **Funds Management**
  - good growth in FuM and profits for FY06

Continued growth in Assets Under Management


$Ab
140
120
100
80
60
40
20
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Property
Infrastructure
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
Jan 2006

* Redefined in Sep 2005 and comparatives for March 2005 restated

Internationalisation continues

International income was 46% of total income at 1H06*


$Ab
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
The Americas
Europe and Africa
Asia Pacific
Australia
2000
2001
2002
2003
2004
2005
Sept 05

* Excluding earnings on capital


Internationalisation continues
→ Institutional holders account for around 70% of the stock
→ Staff hold approx. 5% of issued capital, other retail around 25%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2006
MBL Staff
Retail
Asian Institutions
European Institutions
North American Institutions
Australian Institutions
Data at 22 August 2003 and 23 January 2006
13


Strong investment in staff
→ Over 7,600 staff, up 16% from March 2005
→ Over 2,300 international staff, up 32% from March 2005
Staff numbers
Australian staff
International staff
8000
7000
6000
5000
4000
3000
2000
1000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Dec 2005
Staff numbers at 31 March year end
14


Risk management processes
→ Culture of strong risk management process and transparent management reporting
→ New initiatives build on existing competencies, or are developed with partners or joint venturers
→ Risk commitments generally start small
→ Particular controls and standards in offshore offices include:
→ Strong local management
→ Frequent management visits
→ Frequent internal audit reviews
→ Mix of experienced Macquarie staff and new staff
→ Central oversight of risk management
→ Centralised payment control
15


Seed assets have increased during 2005/06 reflecting high business activity
Current Seed Assets
Korean Power (KIECO)
Canadian Healthcare PPP
Recycled Seed Assets
UK Gas
District Energy
METC
South East Water
1 Martin Place
US REIT
16

Seed assets will continue to be recycled

Forthcoming infrastructure-related asset sales

$Amillion	Equity*	To	Expected Timing
Korea	293	Korean investors & MKIF	Mar-Jun 06
Taiwan	274	Taiwanese investors	Mar-Jun 06
North America	514	New funds, US & UK investors	Jun-Sep 06
UK / Europe	444	New funds, UK & European investors	Jun-Sep 06
Aust / NZ	288	Australian investors	Mar-Sep 06
TOTAL	1,813		

* Funded positions and commitments yet to complete, but excluding investments in Macquarie managed funds

As at 31 January 2006

17


Capital management
→ Expect Tier 1 capital ratio could be down at balance date from 30 September 05 levels, but will still be conservatively capitalised
Tier 1 Capital
$Ab
Tier 1 Ratio (%)
Tier 1 deductions
MPS
MIS
CPS
Ordinary equity pre deductions
Tier 1 ratio
5.0
4.0
3.0
2.0
1.0
-1.0
-2.0
20
18
16
14
12
10
8
6
4
2
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
Sep 2005
18



Equity investments*
$Am
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
Jan 06
MGQ
MIG
MCW
MOF
MAP
MIIF
MMP
MCAO
MCG
KRIF
MEIF
MAG
MIC
Macquarie
CEU
MMG
Other equity investments
*Comprises investments in listed and unlisted equity securities at cost. 31 March each year except 31 January 2006
19



Equity investments – market vs. cost
Market value at 31 Jan 2006
is $A630m above cost
$Am
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Market value*
Cost
2000
2001
2002
2003
2004
2005
Jan 2006
*Selected investments only. Other investments shown at cost. Market value as at 31 January 2006
20

Outlook

- Announced 1 February that FY06 will be slightly up on the record FY05 result of $A823m
  - Despite the fact FY05 included one-off gain from Macquarie Goodman Group
  - IFRS expected to have marginal negative impact
- As foreshadowed, no significant performance fees from listed specialist funds in 2H06
- Deal pipeline continues to be satisfactory overall, including investment banking and ECM
- There is some possible upside from specialist fund initiatives and asset realisations as foreshadowed at Interim
  - MKIF IPO 15 March
  - Dyno Nobel IPO now expected April (i.e. next financial year)

Medium term outlook

- We continue to be well placed due to:
  - Good businesses
  - Diversification
  - Benefits of strategic initiatives
  - Committed quality staff
  - Effective prudential controls
- Subject to market conditions not deteriorating materially, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued good growth in international businesses

Appendices

Managing important assets across the globe

Acquired post 1 April 2004

Acquired prior to 1 April 2004

Roads Property Airports Communications Utilities Transport services Other


Full service in Australia
Growth since 2000 Staff: 3,744 to 5310
Full Service
Focused businesses
in New Zealand
Staff: 32 to 103
25


Broad investment banking in Asia
Growth since 2000 Staff: 120 to 1021
26


Focused businesses in the Americas
Growth since 2000 Staff: 94 to 606
27


Focused businesses in Europe, Africa & the Middle East
Growth since 2000 Staff: 80 to 581
28

Glossary

2H05	Half-year ended 31March 2005
1H06	Half-year ended 30 September 2005
2H06	Half-year ended 31 March 2006
€	Euro
$A	Australian Dollars
AIFRS	Australian standards that are equivalent to International Financial Reporting Standards
ASX	Australian Stock Exchange
b	Billion
CEU	ConnectEast
CPS	Converting Preference Shares
ECM	Equity Capital Markets
EMG	Equity Markets Group
FMG	Funds Management Group
FSG	Financial Services Group
FuA	Funds under Administration
FX	Foreign Exchange
FY05	Full-year ended 31 March 2005
FY06	Full-year ended 31 March 2006
HK	Hong Kong
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
JV	Joint Venture
KIECO	Korean Independent Energy Corporation
KRIF	Korean Road Infrastructure Fund

29

KRW	Korean Won
KRX	Korea Exchange
LSE	London Stock Exchange
m	million
MAG	Macquarie Airports Group
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Group
MCW	Macquarie CountryWide Trust
MEIF	Macquarie European Infrastructure Fund
METC	Michigan Electric Transmission Company
MGPA	Macquarie Global Property Advisors
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIPS	Macquarie Income Preferred Securities
MIREF	Macquarie International Real Estate Fund
MIIF	Macquarie International Infrastructure Fund
MIS	Macquarie Income Securities
MKIF	Macquarie Korea Infrastructure Fund
MMG	Macquarie Media Group
MMP	Macquarie MEAG Prime Real Estate Investment Trust
MOF	Macquarie Office Trust

30

MRCEF	Macquarie Real Estate Equity Fund
NMRE	Novera Macquarie Renewable Energy
NZ	New Zealand
pcp	prior corresponding period
REIT	Real Estate Investment Trust
RVNZ	Retirement Villages New Zealand (JV between FKP Property Group and Macquarie Bank)
UK	United Kingdom
$US	American Dollars
US	United States of America